

07005207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 15 2007 WASH. D.C. 210

SEC FILE NUMBER
8- 66754

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Condata Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Broadway, Suite 1710
(No. and Street)

New York (City) NY (State) 10038 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Conrad Henry 212-233-1460
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acquavella, Chiraelli, Shuster, Berkower & Co., LLP
(Name – *if individual, state last, first, middle name*)

517 Route One South, Suite 1002, Iselin, NJ 08830
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Conrad Henry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Condata Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

INDIA N. MOORE
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
NO. 01MO6142371
MY COMMISSION EXPIRES MARCH 20, 2010

3/13/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONDATA GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

CONDATA GROUP, INC.

DECEMBER 31, 2006

TABLE OF CONTENTS

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Condata Group, Inc.

We have audited the accompanying statement of financial condition of **Condata Group, Inc.**, as at December 31, 2006, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting, accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Condata Group, Inc.** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 8, 2007

CONDATA GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS		
Cash and cash equivalents	$34,667	
Accounts receivable	6,741	
Equipment and software, net of accumulated depreciation and amortization of $33,336	14,321	
Other assets	288	
Total assets		$56,017

LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 1,779	
Loan payable - bank	10,730	
Note payable - other	19,103	
Total liabilities		$31,612
Shareholders' equity:		
Common stock		
200 shares authorized, 100 shares issued, no par value	35,000	
Additional paid in capital	218,507	
Accumulated deficit	(229,102)	
Total Shareholders' Equity		24,405
Total Liabilities and Shareholders' Equity		$56,017

The accompanying notes are an integral part of these financial statements.

CONDATA GROUP, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

Revenue:		
Commissions	$ 12,404	
Investment advisory fee	1,934	
Other income	2,114	
Total revenue		$ 16,452
Expenses:		
Communications	4,902	
Office	214	
Occupancy	8,878	
Professional fees	8,015	
Depreciation and amortization	6,452	
Travel and entertainment	343	
Dues and subscription	1,594	
Licenses and fees	1,935	
Utilities	1,410	
Interest and bank charges	2,319	
Insurance	1,168	
Miscellaneous	2,799	
Total expenses		40,029
Loss before provision for income taxes		(23,577)
Provision for income taxes		(400)
Net loss		$ (23,977)

The accompanying notes are an integral part of these financial statements.

CONDATA GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY

YEAR ENDED DECEMBER 31, 2006

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
Balance at January 1, 2006	$35,000	$204,657	$(205,125)	$ 34,532
Additional paid in capital - contributions	-	13,850	-	13,850
Net loss	-	-	(23,977)	(23,977)
Balance at December 31, 2006	$35,000	$218,507	$(229,102)	$ 24,405

The accompanying notes are an integral part of these financial statements.

CONDATA GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net loss		$ (23,977)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	$ 6,452	
Gain on sale of fixed asset	(1,756)	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Other assets	(58)	
Increase in accounts receivable	(6,741)	
Accounts payable and accrued expenses	346	
Total adjustments		(1,757)
Net cash used in operating activities		(25,734)
Cash flows provided by investing activities:		
Proceeds of sale of fixed asset		4,000
Cash flows from financing activities:		
Additional paid in capital contributions	13,850	
Loan proceeds - bank	6,151	
Payment of loan - bank	(3,265)	
Payment of loan - other	(3,666)	
Net cash provided by financing activities		13,070
Net decrease in cash		(8,664)
Cash and cash equivalents - beginning of year		43,331
Cash and cash equivalents - end of year		$ 34,667
Supplemental Disclosure of Cash Flow Information:		
Interest paid		$ 2,010
Income taxes paid		400

The accompanying notes are an integral part of these financial statements.

CONDATA GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

Condata Group, Inc. (the "Company") registered with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") on June 7, 2005. The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

1. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from estimates.

c) Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

d) Equipment and software

Equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on the straight-line basis primarily over an estimated useful life of five years.

1. Summary of Significant Accounting Policies (Continued)

e) Income Taxes

The Company, with the consent of its stockholders, elected to be treated as an "S" Corporation for federal and state income tax purposes. As a result, corporate income or loss, in general, is allocated to the stockholders for inclusion in their personal income tax returns. However, the City of New York does not recognize such an election and accordingly, local income taxes have been provided in the accompanying statement of income.

2. Bank Loan Payable - Bank

The company has a credit facility with a financial institution, in which it may borrow up to $15,000, with interest at the prime rate plus 6%. As of December 31, 2006, $10,597 was drawn under the line.

3. Note Payable - Other

The Company is obliged under a promissory note, which is due on July 1, 2011. The note is payable in monthly installments of principal and interest at 4.25% per annum, aggregating $ 383. The note is secured by substantially all the assets of the Company. Principal payments requirements for the five years subsequent to December 31, 2006 are as follows:

2007	$ 3,857
2008	4,025
2009	4,199
2010	4,381
2011	2,610

CONDATA GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

4. Equipment and Software, Net

Equipment and software consist of the following:

Equipment and machinery	$13,580
Furniture and fixtures	32,078
Software	1,999
	47,657
Less: Accumulated depreciation and amortization	(33,336)
	$14,321

Depreciation and amortization expense for the year ended December 31, 2006 was $6,452.

5. Net Capital Requirement

The Company is a member of NASD, and is subject to the SEC Uniform Net capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 the Company had net capital, as defined, of $3,030, which was $1,970 in deficit of its required net capital of $5,000. The Company notified the SEC on March 5, 2007 of such deficit in net capital.

6. Commitment

The Company leases its office facilities, which expires on April 30, 2009. The lease requires monthly payments ranging from $874 to $947 plus escalation charges. Future minimum rental payments for the years subsequent to December 31, 2006 are as follows:

2007	$11,289
2008	11,362
2009	3,787

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

INDEPENDENT AUDITORS' REPORT IN SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXHANGE COMMISSION

To the Board of Directors
Condata Group, Inc.

Our report on our audit of the basic financial statements of **Condata Group, Inc.** for the year ended December 31, 2006 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, it our opinion, is fairly stated in all material respects, in relation to the basis financial statement taken as a whole.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 8, 2007

CONDATA GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2006

Total members' equity		$24,405
Deduct non-allowable assets:		
Accounts receivable	$ 6,741	
Office equipment, net	14,321	
Other assets	288	
Total non-allowable assets		21,350
Net capital before haircuts on securities	3,055	
Haircuts on securities	(25)	
Net capital		$ 3,030
Aggregate indebtedness:		
Accounts payable, accrued expenses, and loans payable		$31,612
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $ 5,000 minimum dollar net capital		$ 5,000
Net capital deficiency		$ (1,970)
Percentage of aggregate indebtedness to net capital		1043%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's amended (March 7, 2007) unaudited Form XC-17-a-5, Part IIA filing as of December 31, 2006.

See the accompanying Independent Auditors' Report

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
acs@acsaccounting.com

211 East 43rd Street
21st Floor
New York, NY 10017
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Condata Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of **Condata Group, Inc.**, for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibilities are

safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

As of December 15, 2006, the Company had net capital deficit (below its minimum requirement of $5,000) and notified the SEC on March 5, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Iselin, New Jersey
March 8, 2007

END